Public ASML 2023 Second-Quarter Veldhoven, the Netherlands July 19, 2023 ASML reports €6.9 billion net sales and €1.9 billion net income in Q2 2023 Incremental DUV revenue drives expected 2023 sales growth towards 30% Exhibit 99.2

Public Page 2July 19, 2023 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3July 19, 2023 Investor key messages

Public Page 4July 19, 2023 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios1 as presented during our Investor Day in November 2022, we modeled an opportunity to reach annual revenue in 2025 between approximately €30 billion and €40 billion, with a gross margin between approximately 54% and 56% and in 2030 an annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We continue to accelerate the execution of our ESG Sustainability strategy and have shared the latest progress and actions to reach our ambitious targets in our integrated Annual Report 2022 • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 based on third party research and our assumptions

Public Page 5July 19, 2023 Business summary

Public Page 6July 19, 2023 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. Q2 results summary • Net sales of €6.9 billion, net system sales of €5.6 billion, Installed Base Management1 sales of €1.3 billion • Gross margin of 51.3% • Operating margin2 of 32.8% • Net income as a percentage of net sales of 28.1% • Earnings per share (basic) of €4.93 • Net bookings3 of €4.5 billion ◦ including EUV bookings of €1.6 billion

Public Page 7July 19, 2023 Net system sales breakdown (Quarterly) Q2’23 Net system sales €5,606 million Q1’23 Net system sales €5,342 million

Public Page 8July 19, 2023 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 9July 19, 2023 Net systems bookings activity by End-use Q2’23 net system sales value €4,500 million Q1’23 net system sales value €3,752 million Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

Public Page 10July 19, 2023 • In Q2, ASML paid a final dividend of €1.69 per ordinary share. Together with the interim dividend paid in 2022 and 2023, this resulted in a total dividend for 2022 of €5.80 per ordinary share • The first quarterly interim dividend over 2023 will be €1.45 per ordinary share and will be made payable on August 10, 2023 • In Q2 2023 we purchased around 0.8 million shares for a total amount of around €500 million Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend

Public Page 11July 19, 2023 Outlook

Public Page 12July 19, 2023 Outlook Q3 • Net sales between €6.5 billion and €7.0 billion, including ◦ Installed Base Management1 sales of around €1.4 billion • Gross margin of around 50% • R&D costs of around €1.0 billion • SG&A costs of around €285 million 2023 • Expected net sales growth towards 30% with a slight improvement in gross margin, relative to 2022 • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Public Page 13July 19, 2023 Financial Statements

Public Page 14July 19, 2023 Consolidated statements of operations € million Quarter on Quarter Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Net sales 5,431 5,778 6,430 6,746 6,902 Gross profit 2,665 2,994 3,311 3,413 3,544 Gross margin % 49.1 51.8 51.5 50.6 51.3 R&D costs (789) (819) (906) (948) (1,000) SG&A costs (222) (236) (280) (260) (281) Income from operations 1,653 1,939 2,125 2,205 2,263 Operating income as a % of net sales 30.4 33.5 33.0 32.7 32.8 Net income 1,411 1,701 1,817 1,956 1,942 Net income as a % of net sales 26.0 29.4 28.2 29.0 28.1 Earnings per share (basic) € 3.54 4.29 4.60 4.96 4.93 Earnings per share (diluted) € 3.54 4.29 4.60 4.95 4.93 Lithography systems sold (units) 1 91 86 106 100 113 Net bookings 2 8,461 8,920 6,316 3,752 4,500 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 15July 19, 2023 Consolidated statements of cash flows € million Quarter on Quarter Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Cash and cash equivalents, beginning of period 4,324 4,097 3,153 7,268 6,648 Net cash provided by (used in) operating activities 2,553 1,170 5,351 734 385 Net cash provided by (used in) investing activities (144) (509) (364) (436) (545) Net cash provided by (used in) financing activities (2,638) (1,613) (859) (916) (137) Effect of changes in exchange rates on cash 1 8 (13) (2) (10) Net increase (decrease) in cash and cash equivalents (228) (944) 4,115 (620) (307) Cash and cash equivalents, end of period 4,097 3,153 7,268 6,648 6,341 Short-term investments 305 210 108 5 5 Cash and cash equivalents and short-term investments 4,402 3,363 7,376 6,653 6,346 Purchases of property, plant and equipment and intangible assets (238) (364) (466) (539) (544) Free cash flow 1 2,315 805 4,885 194 (161) 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 16July 19, 2023 Consolidated balance sheets € million Quarter on Quarter Assets Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Cash & cash equivalents and short-term investments 4,402 3,363 7,376 6,653 6,346 Net accounts receivable and finance receivables 6,610 7,414 6,680 4,862 5,686 Contract assets 270 277 132 236 193 Inventories, net 6,367 6,884 7,200 7,392 7,734 Loan receivable 124 364 364 364 364 Other assets 2,282 2,403 2,383 2,735 2,912 Tax assets 1,899 1,905 1,706 1,921 2,275 Equity method investments 961 999 924 970 1,040 Goodwill 4,556 4,556 4,556 4,556 4,556 Other intangible assets 896 870 842 814 789 Property, plant and equipment 3,358 3,562 3,944 4,355 4,728 Right-of-use assets 188 207 193 290 306 Total assets 31,913 32,804 36,300 35,148 36,929 Liabilities and shareholders' equity Current liabilities 14,637 15,669 17,983 16,948 16,755 Non-current liabilities 9,627 9,180 9,506 8,413 9,569 Shareholders' equity 7,649 7,955 8,811 9,787 10,605 Total liabilities and shareholders' equity 31,913 32,804 36,300 35,148 36,929 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 17July 19, 2023 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, demand, expected utilization and capacity, backlog, inventory levels at customers, bookings and orders, outlook and expected financial results, including expected growth in revenue for 2023, estimated annualized effective tax rate and other full year 2023 expectations, including statements with respect to DUV immersion fast shipments and EUV fast shipments, expected net sales for Q3 2023, including installed base revenue, gross margin, R&D costs, SG&A costs, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, statements with respect to our capital allocation policy, including plans to return significant amounts of cash through growing dividends and buybacks, including the amount of shares intended to be repurchased under the program and the intention to pay an increasing dividend, our ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, general trends and general consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of COVID-19 and other pandemics and measures taken to contain them on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including semiconductor inventory and utilization levels, customer demand, ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to adjust capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of recent and expected changes in export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve performance on ESG sustainability and upgrade ESG strategy, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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